Mail Stop 4561

January 4, 2008

By U.S. Mail and facsimile to (312) 683-7111

Mr. Dennis L. Klaeser
Chief Financial Officer
PrivateBancorp, Inc.
70 West Madison, Suite 200
Chicago, Illinois 60602

      RE: PrivateBancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed February 28, 2007
               File No. 0-25887

Dear Mr. Klaeser:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Hugh West
               Accounting Branch Chief